Exhibit 99.1

Claude Resources Inc. Appoints New Senior Vice President and Chief Operating Officer

SASKATOON, Aug. 23, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ) (NYSE MKT-CGR) ("Claude" and or the "Company") is pleased to announce that Mr. Brian Skanderbeg will be appointed to Senior Vice President and Chief Operating Officer effective September 1, 2012.

Mr. Skanderbeg joined Claude as Exploration Manager in 2007 and was appointed to his current position as Vice President of Exploration in 2008. He previously worked for Goldcorp, INCO and Helio Resources, holding positions in both exploration and operations. He holds a B.Sc. from the University of Manitoba and an M.Sc. from Rhodes University, South Africa.

In his new role, in addition to oversight of the Company's exploration programs, Mr. Skanderbeg will have overall responsibility of all aspects of the Seabee Gold Operation, including the mining, milling, health, safety and the environment.

"I am very pleased to appoint Brian as Senior Vice President and Chief Operating Officer," stated Neil McMillan, President and CEO. "He brings extensive exploration and operational experience to his new position with Claude including an exceptional track record of discovering gold at the Seabee Gold Operation. I am confident that Brian, together with Vice President of Operations Peter Longo, will successfully increase production at the Seabee Gold Operation and deliver outstanding stakeholder value in the years to come."

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 995,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain "forward-looking" statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO

Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 11:00e 23-AUG-12